October 4, 2010

BY EDGAR

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549-3628

Attention:                            Peggy Kim, Esq.

Special Counsel

Office of Mergers and Acquisitions

Re:                             BlueLinx Holdings Inc. (the “Company” or “BlueLinx”)

Amendment No. 7 to Schedule TOT/13E-3 filed by Cerberus ABP Investor LLC and Cerberus Capital Management, L.P.

Filed on September 23, 2010

File No. 5-80230

Dear Ms. Kim:

This letter is in response to the comments of the Staff set forth in its letter dated September 27, 2010 (the “Comment Letter”), concerning the above-referenced Schedule TO-T/13E-3 filed by Cerberus ABP Investor LLC (“Purchaser”) and Cerberus Capital Management, L.P. (“Cerberus”) on September 23, 2010, as amended.  For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our response to each corresponding comment.

We note that the appropriate filing fee was previously sent to the Commission by wire transfer on August 2, 2010 and September 22, 2010.  Capitalized terms used but not defined herein have the meaning given them in the Purchaser’s Offer to Purchase dated August 2, 2010, as amended and supplemented.

Our responses to the Staff’s comments set forth in the Comment Letter are respectfully submitted as follows:

Offer to Purchase

General

1.                                      We note that the issuer has filed a Schedule 13E-3 in connection with the tender offer and that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please revise the expiration date of the tender offer so that security holders have at least 20 days to consider the Schedule 13E-3 information disseminated by the issuer. Refer to Questions 101.01 and 101.03 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations and Question 5 in SEC Release 34-17719.

As requested by the Staff, on October 4, 2010, Purchaser and Cerberus extended the Expiration Date of the Amended Offer to midnight, New York City time, on Monday, October 18, 2010 so that security holders have at least 20 days to consider the Schedule 13E-3 information disseminated by the Company on September 27, 2010.

2.                                      We note your response to comment two in our letter dated August 11, 2010. Please specifically advise us as to whether any of Cerberus ABP Investor LLC, Cerberus Capital Management, L.P. or Craig Court, directly or indirectly, has or shares voting power and/or investment power, which includes the power to dispose, or direct the disposition of the BlueLinx shares with Mr. Feinberg.

As set forth in the Schedule 13D, as amended, filed by Stephen Feinberg with respect to the Company, Stephen Feinberg exercises sole voting and dispositive control over all securities of the Company held by Cerberus ABP Investor, LLC and, as a result, none of Cerberus ABP Investor, LLC, Cerberus Capital Management, L.P. or Craig Court, directly or indirectly, has (or shares with Mr. Feinberg) such voting power and/or investment power.

3.                                      We note your response to comment three in our letter dated August 11, 2010; however, we reissue our comment. Please advise us as to why you have not included Mr. Feinberg and Craig Court as filing persons on the Schedule 13E-3. In your response to comment two, you indicated that each of Purchaser and Cerberus were created at the direction and are under the ultimate direction and control of Stephen Feinberg. Please address whether Mr. Feinberg and Craig Court are engaged by virtue of the 55% ownership percentage that Mr. Feinberg holds and the ultimate control of the Purchaser and Cerberus, the five board seats, and any involvement in the negotiations with the issuer. Please refer to the factors discussed in Interpretive Response 201.05 in the Going Private Transactions, Exchange Act Rule l3e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations.

Mr. Feinberg and Craig Court have not been included as filing persons because they are not engaged in the going private transaction.  Mr. Feinberg has ultimate control of Purchaser, and Cerberus and Purchaser’s 55% ownership of BlueLinx makes him an affiliate of BlueLinx. This relationship is clearly disclosed in Annex A to the Offer to Purchase and the Schedule 13D filed by Mr. Feinberg.  Unlike the scenario discussed in CD&I 201.05, Mr. Feinberg is not on “both sides” of the transaction.  First, Mr. Feinberg and Craig Court have not engaged in any negotiations with BlueLinx or the Special Committee in connection with the going private transaction.  Second, BlueLinx formed a Special Committee comprised of independent directors which has the full power of the board to negotiate with Cerberus.  The Amended Offer is conditioned on receiving an affirmative recommendation of the Special

Committee.  While there are currently five directors of the board of BlueLinx that have relationships with Cerberus, none of Mr. Feinberg, Craig Court or Cerberus currently have or will as a result of the transaction have any contractual right to designate members of the board of directors.  Adding Mr. Feinberg and Craig Court as filing persons would not provide any additional material information to stockholders of BlueLinx.  For the foregoing reasons, Mr. Feinberg and Craig Court have not been added as filing persons on the Schedule 13E-3.

Special Factors, page 3

4.                                      We note your response to comment 11 in our letter dated August 11, 2010; however, we reissue our comment since we are unable to locate the revised disclosure.

The disclosure added in response to comment 11 of the Staff’s letter dated August 11, 2010 appears under the heading “Special Factors — 2. Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger” on page 5 of the Second Supplement to the Offer to Purchase filed by Purchaser and Cerberus on September 22, 2010.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2063 or Neil Rifkind of this firm at (212) 756-2565.

Sincerely,

/s/ Richard A. Presutti

Richard A. Presutti

cc:                                 Lisa Gray

Cerberus Capital Management, L.P.